

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2011

<u>Via e-mail</u>
Mr. Garry L. Anselmo
Chief Executive Officer
Silverado Gold Mines Ltd.
5455 152nd Street, Suite 308
Surrey, BC V3S 5A5
Canada

> **Re:** **Silverado Gold Mines Ltd.**
>
> **Form 8-K**
> **Filed January 18, 2011**
> **Form 10-K for Fiscal Year Ended November 30, 2010**
> **Filed March 15, 2011**
> **Form 10-Q for Fiscal Quarter Ended February 28, 2011**
> **Filed April 14, 2011**
> **Response Letter Dated July 20, 2011**
> **Response Letter Dated August 10, 2011**
> **File No. 000-12132**

Dear Mr. Anselmo:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended November 30, 2010

General

1.      We remind you of prior comment 2 from our letter dated June 8, 2011.

2.      We note your response to prior comments 3, 7, and 9 from our letter dated June 8, 2011. For each such comment, please provide draft disclosure that you intend to include in your amended filing.

Directors, Executive Officers, and Corporate Governance, page 71

3.      We note your response to prior comment 6 from our letter dated June 8, 2011, and reissue such comment. In addition, please provide draft disclosure that you intend to include in your amended filing.

Engineering Comments

General

4.      Our previous comment number 12 applies to your 10-K annual report. We reissue the comment.

5.      We note your response to our previous comment number 13, and the information you have provided does not appear to provide the comprehensive financial model information we previously requested. Please forward to our engineer, as supplemental information and not as part of your filing, your comprehensive financial model or spreadsheet used to develop the information in your technical report, pursuant to paragraph (c) of Industry Guide 7. If possible please provide this information on a CD.

        If you wish to have this supplemental material returned, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

6.      It appears the commodity prices used to determine your 43-101 mineral resources and reserves in the technical report you previously provided to us are different than those commodity prices disclosed in your 10-K. Please advise.

Closing Comments

       You may contact James Giugliano at (202) 551-3319 or Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.  Please contact Caroline Kim at (202) 551-3878, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.


                                      Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director